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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )*


                               KODIAK ENERGY, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    500117106
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                                 (CUSIP Number)

                                  William Tighe
                              734 7th Avenue. S.W.
                                    Suite 460
                            Calgary, Alberta T2P 3P8
                            Telephone: (403) 262-8044
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          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  Dec. 22, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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           CUSIP No. 500117106                       Page 2 of 7 Pages
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          William Tighe
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
         (SEE INSTRUCTIONS)                                            (b) |_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------- ----------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada
--------- ----------------------------------------------------------------------
               |
               | 7      NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING
               |        PERSON WITH SOLE VOTING POWER
               |
NUMBER OF      |        12,900,000 shares
SHARES         |------- --------------------------------------------------------
BENEFICIALLY   |
OWNED BY       | 8      NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING
 EACH          |        PERSON WITH SHARED VOTING POWER
REPORTING      |
PERSON         |        0
 WITH          |------- --------------------------------------------------------
               |
               | 9      NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING
               |        PERSON WITH SOLE DISPOSITIVE POWER
               |
               |        12,900,000 shares
               |------- --------------------------------------------------------
               |
               | 10     NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING
               |        PERSON WITH SHARED DISPOSITIVE POWER
               |
               |        0
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,900,000
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.56%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO, IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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           CUSIP No. 500117106                       Page 3 of 7 Pages
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Item 1.       Securities and Issuer
              ---------------------

        This statement relates to shares of Common Stock, $0.0001 par value (the "Shares") of Kodiak Energy, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 734 7th Avenue S.W. Suite 460, Calgary Alberta, T2P 3P8.

Item 2.       Identity and Background
              -----------------------

        This Schedule 13D is filed by William Tighe the Chief Operating Officer and a Director of the Issuer with a business address at 734 7th Avenue S.W. Suite 460, Calgary Alberta, T2P 3P8

        Mr. Tighe is a director and shareholder of the Issuer. Sicamous Oil & Gas Consultants a company owned equally by Mr. Tighe and his spouse, and therefore over which Mr. Tighe has control and the voting and power of disposition over the shares it holds, is a shareholder of the Issuer. Mr. Tighe, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        Mr. Tighe, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

        Mr. Tighe is a citizen of the Canada.

Item 3.       Source and Amount of Funds or Other Consideration
              -------------------------------------------------

        Acquisition from Issuer

        Sicamous Oil & Gas Consultants, a company owned jointly by Mr. Tighe and his spouse, over which Mr. Tighe has control and the voting and power of disposition over the shares it holds, acquired 12,900,000 shares of common stock from the issuer. The foregoing securities were acquired in a private placement by the Issuer of its securities, consummated on December 22, 2006.

                                  SCHEDULE 13D


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           CUSIP No. 500117106                       Page 4 of 7 Pages
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        Funds used to purchase the securities were personal funds of Mr. Tighe.
Funds used to purchase the securities by Sicamous Oil & Gas Consultants were from working capital.

Item 4.       Purpose of the Transaction
              --------------------------

        Mr. Tighe acquired the shares of the Issuer's common stock (described in Item 3 above) for investment purposes.

        Subject to the ongoing evaluation of the company as an investor and other than in connection with his responsibilities as an officer and director, currently Mr. Tighe has no current plans or proposals which relate to or would result in any of the following, other than as discussed above:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except in the ordinary course based on regular investment decisions;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                  SCHEDULE 13D


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           CUSIP No. 500117106                       Page 5 of 7 Pages
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                  (i) A class of equity securities of the Issuer becoming
eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

                  (j) Any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer
              ------------------------------------

                  (a) The following table sets forth the aggregate number and percentage of shares of the Issuer's common stock beneficially owned by the Reporting Persons herein:

         Reporting Person         Shares Beneficially Owned       Percentage
         ----------------         -------------------------       ----------
           William Tighe                12,900,000 (1)             14.56(2)

(1) Consists of 12,900,000 shares of common stock held by Sicamous Oil & Gas Consultants.

(2) Percentage calculation based on total number of outstanding shares of the Issuer's common stock as of June 7, 2006 which was reported as 88,627,568 in the Issuer's proxy statement. Shares of common stock that are issuable upon exercise of outstanding warrants or options, to the extent exercisable within 60 days, have been treated as outstanding for purposes of calculating percentage ownership.

                  (b) For the Reporting Person under paragraph (a), the following table sets forth the number of shares of the Issuer's common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

                        Sole Power  Shared Power  Sole Power of   Shared Power
Sole Reporting Person     o Vote      to Vote      Disposition   of  Disposition
---------------------   ----------  ------------   -----------   ---------------
William Tighe           12,900,000       0          12,900,000           0

                                  SCHEDULE 13D

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           CUSIP No. 500117106                       Page 6 of 7 Pages
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Mr. Tighe and his spouse are the joint owners of Sicamous Oil & Gas Consultants and, therefore, Mr. Tighe exercises the power to vote and to dispose of the shares of the Issuer's common stock beneficially owned by Sicamous Oil & Gas Consultants. The following information is the information required by Item 2 above for Sicamous Oil & Gas Consultants:

              Name:                              Sicamous Oil & Gas Consultants

              Place of Organization:             Alberta

              Principal Business:                Consulting Company

              Address of Principal Office:       734 7th Avenue, Suite 460,
                                                 Calgary, AB, T2P 3P8

                  (a) Sicamous Oil & Gas Consultants, including any of its shareholders, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (b) Sicamous Oil & Gas Consultants, including any of its shareholders, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

                  (c) For the information describing transactions in the Issuer's common stock within the last sixty (60) days, see Item 3 above.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

                  Not applicable.

Item 7. Materials to be Filed as Exhibits
        ---------------------------------

                  None

                                  SCHEDULE 13D


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           CUSIP No. 500117106                       Page 7 of 7 Pages
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   June 12, 2006                                  /s/ William Tighe
                                                        ------------------------
                                                        William  Tighe,
                                                        an individual
































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